B2GOLD CORP.
Condensed Consolidated Interim Financial Statements
March 31, 2012 and 2011
(Unaudited)

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2012	2011

Gold revenue	$63,873	$53,501

Cost of sales

Production costs	(22,336)	(20,540)
Depreciation and depletion	(6,618)	(6,044)
Royalties and production taxes	(3,215)	(2,739)

Total cost of sales	(32,169)	(29,323)

Gross profit	31,704	24,178

General and administrative	(4,353)	(5,605)
Share-based payments	(3,864)	(570)
Accretion of mine restoration provisions	(446)	(298)
Foreign exchange gains	432	822
Other	(328)	431

Operating income	23,145	18,958

Interest and financing costs	-	(420)
Community relations	(901)	(578)
Other	102	463

Income before withholding and other taxes	22,346	18,423

Current income and withholding taxes	(5,066)	(915)
Deferred income tax	(2,734)	(6,097)

Net income for the period	$14,546	$11,411

Attributable to:
Shareholders of the Company	$14,546	$11,411
Non-controlling interests	-	-

Net income for the period	$14,546	$11,411

Earnings per share (attributable to shareholders of the Company)
Basic	$0.04	$0.03
Diluted	$0.04	$0.03

Weighted average number of common shares outstanding (in thousands)
Basic	379,679	333,043
Diluted	388,489	341,443

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2012	2011

Operating activities

Net income for the period	$14,546	$11,411
Mine restoration provisions settled	(1,640)	(242)
Non-cash charges (credits)
Depreciation and depletion	6,618	6,044
Deferred income tax expense	2,734	6,097
Share based payments	3,864	570
Accretion of mine restoration provisions	446	298
Amortization of deferred financing costs	-	358
Other	498	229

Cash provided by operating activities before changes in non-cash working capital	27,066	24,765

Changes in non-cash working capital	(1,759)	1,362

Cash provided by operating activities after changes in non-cash working capital	25,307	26,127

Financing activities

Common shares issued for cash (Note 5)	3,625	871
Interest and commitment fees paid	(64)	(111)

Cash provided by financing activities	3,561	760

Investing activities

Libertad Mine, development and sustaining capital	(7,108)	(7,755)
Libertad Mine, Jabali development	(1,515)	-
Libertad, exploration	(2,460)	(1,245)
Limon Mine, development and sustaining capital	(7,821)	(4,360)
Limon Mine, exploration	(1,125)	(759)
Otjikoto, exploration and development	(7,112)	-
Gramalote, exploration and development	(3,639)	(3,377)
Cebollati, exploration	(818)	(851)
Mocoa, exploration	(633)	(48)
Radius, exploration	(582)	(405)
Calibre, exploration	(575)	(368)
Other	(24)	(926)

Cash used in investing activities	(33,412)	(20,094)

Increase (decrease) in cash and cash equivalents	(4,544)	6,793

Cash and cash equivalents, beginning of period	102,292	70,012

Cash and cash equivalents, end of period	$97,748	$76,805

Supplementary cash flow information (Note 6)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	March 31,	December 31,
	2012	2011

Assets
Current
Cash and cash equivalents	$97,748	$102,292
Accounts receivable and prepaids	6,066	6,372
Value-added and other tax receivables	15,473	14,149
Inventories (Note 3)	27,290	26,695
	146,577	149,508
Mining interests (Note 4 and Note 10 - Schedules)	443,018	412,537
Other assets	1,081	996
	$590,676	$563,041
Liabilities
Current
Accounts payable and accrued liabilities	$18,821	$22,610
Current taxes payable	8,135	6,254
Current portion of mine restoration provisions	1,370	1,376
Related party loans	81	81
	28,407	30,321

Mine restoration provisions	25,544	26,731
Deferred income taxes	29,372	26,638
Employee benefits accrual	4,399	4,017
	87,722	87,707
Equity
Shareholders’ equity
Share capital (Note 5)
Issued: - 384,738,307 common shares (Dec 31, 2011 – 382,494,656)	439,972	435,048
Contributed surplus (Note 5)	26,548	22,712
Accumulated other comprehensive income	4,147	-
Retained earnings	28,177	13,631
	498,844	471,391
Non-controlling interests	4,110	3,943
	502,954	475,334
	$590,676	$563,041

Subsequent events (Notes 5 and 9)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2012	2011

Net income for the period	$14,546	$11,411
Other comprehensive income (loss)
Cumulative translation adjustment	4,147	-
Total comprehensive income for the period	$18,693	$11,411

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

			2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

January 1, 2012 to March 31, 2012:
Net income for the period	-	-	14,546	-	-	14,546
Cumulative translation adjustment	-	-	-	4,147	167	4,314
Shares issued for cash:
Exercise of stock options	2,896	-	-	-	-	2,896
Exercise of warrants	729	-	-	-	-	729
Share based payments - expensed	-	3,864	-	-	-	3,864
Share based payments – capitalized to mining interests	-	1,271	-	-	-	1,271
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	1,299	(1,299)	-	-	-	-

Balance at March 31, 2012	$439,972	$26,548	$28,177	$4,147	$4,110	$502,954

			2011

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$-	$290,131

January 1, 2011 to March 31, 2011:
Net income for the period	-	-	11,411	-	-	11,411
Shares issued for cash:
Exercise of stock options	871	-	-	-	-	871
Share based payments - expensed	-	570	-	-	-	570
Share based payments – capitalized to mining interests	-	72	-	-	-	72
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	381	(381)	-	-	-	-

Balance at March 31, 2011	$314,081	$20,232	$(31,258)	$-	$-	$303,055

April 1, 2011 to December 31, 2011:
Net income for the period	-	-	44,889	-	-	44,889
Shares issued for Auryx Gold	107,435	-	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	5,037	-	-	-	-	5,037
Exercise of warrants	2,014	-	-	-	-	2,014
Incentive Plan	21	-	-	-	-	21
Shares issued for finder’s fee	150	-	-	-	-	150
Share based payments - expensed	-	5,620	-	-	-	5,620
Share based payments – capitalized to mining interests	-	409	-	-	-	409
Stock options & warrants issued on Auryx Gold acquisition	-	4,943	-	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition	-	-	-	-	3,943	3,943
Tax on expired warrants	-	(2,182)	-	-	-	(2,182)
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	6,310	(6,310)	-	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua and a portfolio of development and exploration assets in Colombia, Namibia, Nicaragua, and Uruguay. The Company operates the Libertad Mine and the Limon Mine in Nicaragua. The Company owns or has a material interest in the Gramalote and Mocoa properties (Colombia), the newly acquired Otjikoto property (Namibia) and the Bellavista property (Costa Rica). The Company also has options to earn an interest in two joint ventures in Nicaragua with Calibre Mining Corp. and Radius Gold Inc. (Note 9), respectively.

B2Gold is a public company which is listed on the Toronto Stock Exchange and the OTCQX. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

The Company is following the same accounting policies and methods of computation in these condensed consolidated interim financial statements as it did in the audited consolidated financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 11, 2012.

3	Inventories

	As at	As at
	March 31,	December 31,
	2012	2011
	$	$

Gold and silver bullion	5,593	8,598
In-process inventory	3,143	2,753
Ore stock-pile inventory	269	223
Materials and supplies	18,285	15,121

	27,290	26,695

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4	Mining interests

	As at	As at
	March 31,	December 31,
	2012	2011
	$	$

Property, plant & equipment (depletable)
Libertad Mine (including Jabali), Nicaragua
Cost	183,436	172,568
Accumulated depreciation and depletion	(32,610)	(28,773)

	150,826	143,795

Limon Mine, Nicaragua
Cost	82,129	72,229
Accumulated depreciation and depletion	(18,696)	(16,719)

	63,433	55,510

Mineral properties (non-depletable)
Otjikoto, Namibia	110,963	102,804
Mocoa, Colombia	24,480	23,795
Cebollati, Uruguay	6,527	5,565
Radius, Nicaragua (Note 9)	5,347	4,667
Calibre, Nicaragua	2,741	1,590
Other	373	228

	150,431	138,649

Corporate & other
Bellavista, Costa Rica	3,078	3,071
Office, furniture and equipment, net	708	732

	3,786	3,803

	368,476	341,757

Investments (incorporated joint ventures) accounted for using the equity method
Gramalote, Colombia	73,341	69,579
Quebradona, Colombia	1,201	1,201

	74,542	70,780

	443,018	412,537

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5	Capital stock

	For the three months		For the year
	ended		ended
	March 31, 2012		December 31, 2011

	Shares	Amount	Shares	Amount
	(‘000’s)	$	(‘000’s)	$

Balance, beginning of period	382,495	435,048	337,570	312,829

Issued during the period:
Auryx Gold acquisition, December 22, 2011	-	-	37,187	107,435
For cash, on exercise of stock options	1,907	2,896	5,700	5,908
For cash, on exercise of warrants	336	729	2,000	2,014
For cash, Incentive Plan	-	-	-	21
For finder’s fee	-	-	38	150
Transfer to share capital the fair value assigned to stock options/share purchase warrants exercised from contributed surplus	-	1,299	-	6,691

	2,243	4,924	44,925	122,219

Balance, end of period	384,738	439,972	382,495	435,048

On December 22, 2011, B2Gold and Auryx Gold Corp. (“Auryx Gold”) completed the combination of the two companies by way of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, B2Gold issued approximately 37.2 million common shares and paid cash of $0.2 million in exchange for all of the issued and outstanding common shares of Auryx Gold.

Restricted share unit plan

On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Unless otherwise determined by the Compensation Committee, one-third of the RSU will vest on each of the first, second and third anniversaries of the date that the RSU are granted. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration. The Company has reserved 8 million common shares for issuance under the RSU Plan. As at March 31, 2012, the Company had not granted any RSU’s under the RSU Plan.

Subsequent to March 31, 2012, on April 26, 2012, the Company granted 2.4 million RSU.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Stock options

During the three months ended March 31, 2012, approximately 10 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$3.10 to Cdn.$3.93 per share. These stock options have a term of five years. The estimated fair value of these options totalling approximately $14.7 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.21%, an expected life of up to 3.5 years, an expected volatility ranging from 58% to 69%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2010	15,629	1.35
Auryx Gold replacement options	3,176	2.49
Granted	3,002	2.90
Exercised	(5,700)	1.02
Forfeited or expired	(825)	3.52

Outstanding at December 31, 2011	15,282	1.90
Granted	10,021	3.13
Exercised	(1,907)	1.51

Outstanding at March 31, 2012	23,396	2.46

Stock options outstanding and exercisable as at March 31, 2012 are as follows:

				Weighted-		Weighted-
		Number of	Weighted-	average	Number of	average
	Range of	outstanding	average	exercise	exercisable	exercise
	exercise price	options	years	price	options	price
	(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

Issued:
2009 (Central Sun replacement options)	0.95 – 1.57	976	0.52	1.13	976	1.13
2009	0.80	3,504	2.34	0.80	3,504	0.80
2010	1.25 – 2.57	2,955	3.43	2.11	1,404	1.77
2011	2.31 – 3.40	2,886	3.93	2.92	247	2.31
2011 (Auryx Gold replacement options)	2.18 – 4.00	3,054	3.55	2.49	3,054	2.49
2012	3.10 – 3.93	10,021	3.93	3.13	1,886	3.16

		23,396	3.44	2.46	11,071	1.85

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Share purchase warrants

A summary of changes to share purchase warrants outstanding:

	Number of	Weighted-
	outstanding	average
	warrants	exercise price
	(‘000’s)	(in Cdn.$)
	$	$

Outstanding at December 31, 2010	23,400	3.54
Auryx Gold replacement warrants	2,129	2.71
Exercised	(2,000)	0.97
Expired	(21,400)	3.78

Outstanding at December 31, 2011	2,129	2.71
Exercised	(336)	2.17

Outstanding at March 31, 2012	1,793	2.82

On May 15, 2011, all of the 21.4 million warrants which had been issued to AngloGold on May 15, 2008 (pursuant to the “Agreement to Amend the Relationship, Farm-Out and Joint Venture Agreement and regarding Gramalote Limited and Other Matters”) expired unexercised.

The following table shows the changes in contributed surplus:

	For the	For the
	three months	year
	ended	ended
	March 31,	Dec. 31,
	2012	2011
	$	$

Balance, beginning of period	22,712	19,971
Stock options and warrants issued on Auryx Gold acquisition	-	4,943
Share-based compensation - expensed	3,864	6,190
Share-based compensation - capitalized to mining interests	1,271	481
Tax on expired warrants	-	(2,182)
Transfer to share capital on the exercise of stock options and share purchase warrants	(1,299)	(6,691)

Balance, end of period	26,548	22,712

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

	For the three	For the three
	months	months
	ended	ended
	March 31,	March 31,
	2012	2011
	$	$

Non-cash investing and financing activities:
Stock-based compensation, capitalized to resource property interests	1,271	72
Accounts payable and accrued liabilities relating to resource property expenditures	1,441	-

7	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three
	months	months
	ended	ended
	March 31,	March 31,
	2012	2011
	$	$

Salaries and short-term employee benefits	650	2,116
Share-based payments	371	-

	1,021	2,116

Salaries and short-term employee benefits was higher in the 2011 comparative period due to cash bonuses paid to senior management in January 2011.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Segmented information

The Company’s reportable segments for the three months ended March 31, 2012 and 2011 are summarized in the following tables.

	For the three months ended March 31, 2012
			Other Mineral	Corporate &
	Limon Mine	Libertad Mine	Properties	Other	Total
	$	$	$	$	$

Gold revenue	19,830	44,043	-	-	63,873
Production costs	9,011	13,325	-	-	22,336
Depreciation & depletion	2,146	4,472	-	41	6,659
Net income (loss)	4,544	15,607	(79)	(5,526)	14,546
Capital expenditures	8,946	11,083	13,502	24	33,555

	For the three months ended March 31, 2011
			Other Mineral	Corporate &
	Limon Mine	Libertad Mine	Properties	Other	Total
	$	$	$	$	$

Gold revenue	15,473	38,028	-	-	53,501
Production costs	8,048	12,492	-	-	20,540
Depreciation & depletion	2,073	3,971	-	6	6,050
Net income (loss)	2,227	14,280	-	(5,096)	11,411
Capital expenditures	5,119	9,000	5,250	393	19,762

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations.

	As at	As at
	March 31,	December 31,
	2012	2011
	$	$

Mining interests
Nicaragua	222,347	205,562
Namibia	110,963	102,804
Colombia	99,395	94,803
Costa Rica	3,078	3,071
Uruguay	6,527	5,565
Canada	708	732

	443,018	412,537

9	Subsequent events

•

On May 2, 2012, the Company acquired 20 million units (the “Units”) of Calibre Mining Corp. (“Calibre”) at a price of $0.25 per Unit pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of $0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre. Assuming full exercise of the Company’s 10 million warrants, the Company would own 30 million common shares, representing approximately 15.2% of the issued and outstanding common shares of Calibre.

•

On April 9, 2012, the Company and Radius Gold Inc. (“Radius”), announced that the two companies have entered into a binding letter agreement pursuant to which the Company has agreed, among other things, to acquire a 100% interest in the Trebol and El Pavon gold properties in Nicaragua in consideration of Cdn.$20 million, payable in approximately 4.8 million common shares of B2Gold (at a price per share of Cdn.$4.17 based on the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange (“TSX”) for the ten trading days immediately preceding the date of the letter agreement). In addition, the Company has agreed to make contingent payments to Radius of $10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis). Based on a previous joint venture agreement with Radius, the Company had earned a 60% interest in the Trebol and Pavon properties by expending a total of $4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture.

The completion of the transaction is subject to a number of conditions, including the completion by the Company of satisfactory due diligence, the negotiation and execution of a definitive purchase agreement and the approval of all relevant regulatory authorities, including the approval of the TSX for the listing of the common shares of B2Gold to be issued in connection with the transaction. The Company and Radius have also agreed to enter into a joint venture agreement on 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with the Company and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

In connection with the proposed transaction, the Company and Radius will terminate all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, El Pavon and San Pedro exploration properties.

•

Subsequent to March 31, 2012, approximately 0.4 million share purchase warrants and 0.1 million stock options were exercised for gross proceeds of approximately $0.9 million and $0.01 million, respectively. In addition, 0.8 million common shares were issued upon the vesting of RSU without any additional cash consideration.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 10)
For the three months ended March 31, 2012
(all tabular amounts are in thousands of United States dollars)
(Unaudited)

		Cost				Accumulated depreciation				Net carrying value

					Closing
	Opening			Cumulative	balance at	Opening			Closing
	balance at		Disposals/	translation	March 31,	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2011	Additions	write-offs	adjustments	2012	Dec. 31, 2011	Depreciation	write-offs	Mar.31, 2012	Mar.31, 2012	Dec. 31, 2011
	$	$	$	$	$	$	$	$	$	$	$

Property, plant & equipment
				-
Libertad (including Jabali)	172,568	11,180	(312)		183,436	(28,773)	(3,837)	-	(32,610)	150,826	143,795
				-
Limon	72,229	9,900	-		82,129	(16,719)	(1,977)	-	(18,696)	63,433	55,510

				-
	244,797	21,080	(312)		265,565	(45,492)	(5,814)	-	(51,306)	214,259	199,305

Mineral properties “exploration & evaluation”

Otjikoto	102,804	3,845	-	4,314	110,963	-	-	-	-	110,963	102,804
				-
Mocoa	23,795	685	-		24,480	-	-	-	-	24,480	23,795
				-
Cebollati	5,565	962	-		6,527	-	-	-	-	6,527	5,565
				-
Radius	4,667	680	-		5,347	-	-	-	-	5,347	4,667
				-
Calibre	1,590	1,151	-		2,741	-	-	-	-	2,741	1,590
				-
Other	228	145	-		373	-	-	-	-	373	228

	138,649	7,468	-	4,314	150,431	-	-	-	-	150,431	138,649

Corporate & other
				-
Bellavista	3,071	7	-		3,078	-	-	-	-	3,078	3,071
				-
Office, furniture & equipment	1,106	17	-		1,123	(374)	(41)	-	(415)	708	732

				-
	4,177	24	-		4,201	(374)	(41)	-	(415)	3,786	3,803

Investments (incorporated joint ventures)
				-
Gramalote	69,579	3,762	-		73,341	-	-	-	-	73,341	69,579
				-
Quebradona	1,201	-	-		1,201	-	-	-	-	1,201	1,201

				-
	70,780	3,762	-		74,542	-	-	-	-	74,542	70,780

	458,403	32,334	(312)	4,314	494,739	(45,866)	(5,855)	-	(51,721)	443,018	412,537

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 10)
For the year ended December 31, 2011
(all tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost				Accumulated depreciation				Net carrying value

	Opening			Closing	Opening			Closing
	balance at		Disposals/	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2010	Additions	write-offs	Dec. 31, 2011	Dec. 31, 2010	Depreciation	write-offs	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2010
	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Libertad (including Jabali)	124,812	47,756	-	172,568	(9,657)	(19,116)	-	(28,773)	143,795	115,155
Limon	41,657	31,000	(428)	72,229	(9,207)	(7,583)	71	(16,719)	55,510	32,450

	166,469	78,756	(428)	244,797	(18,864)	(26,699)	71	(45,492)	199,305	147,605

Mineral properties “exploration & evaluation”
Otjikoto	-	102,804	-	102,804	-	-	-	-	102,804	-
Mocoa	23,359	436	-	23,795	-	-	-	-	23,795	23,359
Cebollati	1,070	4,495	-	5,565	-	-	-	-	5,565	1,070
Radius	1,758	2,909	-	4,667	-	-	-	-	4,667	1,758
Calibre	238	1,352	-	1,590	-	-	-	-	1,590	238
Other	-	228	-	228	-	-	-	-	228

	26,425	112,224	-	138,649	-	-	-	-	138,649	26,425

Corporate & other
Bellavista	2,841	230	-	3,071	-	-	-	-	3,071	2,841
Office, furniture & equipment	285	821	-	1,106	(269)	(105)	-	(374)	732	16

	3,126	1,051	-	4,177	(269)	(105)	-	(374)	3,803	2,857

Investments (incorporated joint ventures)
Gramalote	54,648	14,931	-	69,579	-	-	-	-	69,579	54,648
Quebradona	1,000	201	-	1,201	-	-	-	-	1,201	1,000

	55,648	15,132	-	70,780	-	-	-	-	70,780	55,648

	251,668	207,163	(428)	458,403	(19,133)	(26,804)	71	(45,866)	412,537	232,535